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[ELRON LOGO]


                             -FOR IMMEDIATE RELEASE-
                             -----------------------

     ELRON ANNOUNCES NEW INVESTMENT OF $16 MILLION IN TELEDATA NETWORKS LTD


Tel Aviv, May 9, 2005 - Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN) today announced that it has completed a new investment of $16 million in Teledata Networks Ltd. ("Teledata"). The investment is part of an aggregate round of financing of $19 million in which FBR Infinity II Ventures, an affiliated venture capital fund, will invest $3 million. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following completion of the round of investment, Elron will hold approximately 21% of Teledata and Infinity will hold approximately 4% of Teledata, each on a fully diluted basis. The other major shareholders of Teledata are Kardan Communications Ltd. and Teledata management and employees.

Doron Birger, Elron's President & CEO said: "This is one of the largest new investments made by Elron in the past few years, which is consistent with Elron's strategy to have significant investments in mature companies in parallel with additional investments in start-ups such as our last investment in Nulens in April this year." "Looking at the achievements of Teledata over the past year, we have great confidence in the potential of Teledata to become a major company and to bring value to Elron. We look forward to partnering with Kardan and the Teledata management in further building a successful company" concluded Doron Birger.


Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com







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[ELRON LOGO]



Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.








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[ELRON LOGO]



                             -FOR IMMEDIATE RELEASE-
                             -----------------------

    ELRON ANNOUNCES SIGNING OF AGREEMENT BY ELRON'S 41% HELD AFFILIATE, OREN
         SEMICONDUCTOR, FOR ITS ACQUISITION BY ZORAN FOR $53.5 MILLION


May 9, 2005, Tel Aviv, Israel. Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that Oren Semiconductor, Inc. ("Oren) approximately 41% held by Elron has signed a definitive agreement with Zoran Corporation (NASDAQ:ZRAN) ("Zoran"), a 17% shareholder of Oren, for the acquisition of Oren by Zoran. Zoran will pay $44.6 million in cash and Zoran securities for the remaining 83% of Oren, thereby imputing a value of $53.5 million to the transaction, including Zoran's share. Oren is a privately held company which principally develops demodulator VLSI products for DTV, Set-top boxes and personal computers. Oren is also engaged through partnerships in providing customers with a complete front-end solution. Oren sells its products through direct sales, distributors and OEMs on a worldwide basis.

The completion of the transaction is subject to certain closing conditions. The transaction is expected to be completed during the second quarter of 2005. However, there is no assurance that the transaction will be consummated or the exact timing of the closing.

Upon completion of the transaction, Elron will receive proceeds of approximately $19 million and will record a gain in the second quarter of 2005 net of taxes, of approximately $16 million.

Doron Birger, Elron's President & CEO said: "Elron has been a major shareholder of Oren over the past few years. We believe that this transaction is good for Oren's shareholders and employees and we wish Zoran great success with this acquisition."

"This exit is an additional step in building value for Elron and is the second exit this quarter following the sale of most of our holdings in Partner in April this year", concluded Mr. Birger.

[ELRON LOGO]



Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com



Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.